SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013 an by Amendment No. 2, filed with the SEC on June 18, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 1, 2013, the Reporting Persons issued an open letter to stockholders and the Special Committee of the Board of Directors of the Issuer (the “July 1 Letter”).  A copy of the July 1 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On July 1, 2013, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River entered into the Icahn Funds Fee Letter, with Jefferies Finance LLC (“Jefferies”) and the other parties thereto (the “Icahn Funds Fee Letter”).  A copy of the Icahn Funds Fee Letter is attached hereto as Exhibit 2, and is incorporated herein by reference.

On July 1, 2013, High River entered into the High River Fee Letter, with Jefferies and the other parties thereto (the “High River Fee Letter”, and together with the Icahn Funds Fee Letter, the “Icahn Fee Letters”).  A copy of the High River Fee Letter is attached hereto as Exhibit 2, and is incorporated herein by reference.

On July 1, 2013, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River entered into the SAM Fee Letter, with Southeastern Asset Management and the other parties thereto (the “SAM Fee Letter”).  A copy of the SAM Fee Letter is attached hereto as Exhibit 3, and is incorporated herein by reference.

In connection with the Icahn Fee Letters, on July 1, 2013, each of Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River executed the Commitment Letter, dated July 1, 2013, along with Jefferies, FS Investment Corporation, FS Investment Corporation II and Manulife Asset Managment (the “Commitment Letter”).  A copy of the Commitment Letter is attached hereto as Exhibit 4, and is incorporated herein by reference.

In connection with the Commitment Letter, each of Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River entered into Term Loan Back-to-Back Commitment Letters with each of the following entities: Canyon Capital Advisors LLC, Canyon Value Realization Fund, L.P.;  Highland Capital Management, Nexpoint Credit Strategies Fund; Highland Capital ManagementHighland Floating Rate Opportunities Fund; Highland Capital Management, Children's Hospital of Atlanta Inc.; Highland Capital Management, Longhorn Credit Funding LLC; HRS Investment Holdings, LLC; Continental Casualty Company; NexBank SSB; Pentwater Capital Management LP, PWCM Master Fund Ltd.; Pentwater Capital Management LP, Pentwater Equity Opportunities Master Fund Ltd.; Pentwater Capital Management LP, Oceana Master Fund Ltd.; Pentwater Capital Management LP, LMA SPC for and on behalf of the MAP98 Segregated Portfolio, Pentwater Capital Management LP, AAI Pentwater Fund p.l.c., Pentwater Capital Management LP, Pentwater Event Driven Cayman Fund Ltd., Pentwater Capital Management LP, Pentwater Credit Opportunities Master Fund Ltd. , Pentwater Capital Management LP, Pentwater Merger Arbitrage Master Fund Ltd., Whitebox Advisors LLC, Whitebox Multi-Strategy Partners, LP, Whitebox Advisors LLC, Whitebox Credit Arbitrage Partners, LP and UBS O'Connor LLC, O'Connor Global Multi-Strategy Alpha Master Limited (collectively, the “Counter Parties”).   A copy of the Term Loan Back-to-Back Commitment Letter with each of the Counter Parties is attached hereto as Exhibit 5, and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                      July 1 Letter
Exhibit 2                      Icahn Fee Letters
Exhibit 3                      SAM Fee Letter
Exhibit 4                      Commitment Letter
Exhibit 5                      Term Loan Back-to-Back Commitment Letters

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:      /s/ Edward E. Mattner
    Name: Edward E. Mattner
    Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 3 – Dell Inc.]